Simpson Thacher & Bartlett

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

February 24, 2017

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qudian Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”). The ADSs are expected to be listed either on the New York Stock Exchange or the NASDAQ.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2014 and 2015 and for the period from April 9, 2014 (the day on which the Company commenced its operations) to December 31, 2014 and the year ended December 31, 2015, and unaudited interim consolidated financial statements as of September 30, 2016 and for each of the nine-month periods ended September 30, 2015 and 2016.

DANIEL FERTIG     ADAM C. FURBER     IAN C. HO     ANTHONY D. KING     CELIA C.L. LAM     CHRIS K.H. LIN     JIN HYUK PARK     KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett

February 24, 2016

In connection with the Draft Registration Statement, the Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering (the “12-Month Requirement”). See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission (the “Staff”) at Section III.B.c, in which the Staff notes that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this request, the Company has made representations to the Commission in a letter submitted concurrently with the Draft Registration Statement and submitted as Exhibit 99.2 to the Draft Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

*            *             *

Simpson Thacher & Bartlett

February 24, 2016

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer

Carl Yeung, Chief Financial Officer

Qudian Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

David Zhang

Benjamin Su

Steve Lin

Kirkland & Ellis LLP

Ron Yan

Ernst & Young Hua Min LLP

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